UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2020

Commission File Number: 001-14534

Precision Drilling Corporation
(Translation of registrant's name into English)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Precision Drilling Corporation
(Registrant)

Date: March 24, 2020	/s/Carey T. Ford
Carey T. Ford
Senior Vice President and Chief Financial Officer

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING ANNOUNCES COVID-19 RESPONSE, REDUCTIONS IN CAPITAL EXPENDITURE PLAN AND FIXED COSTS, AND UPDATES ITS LIQUIDITY POSITION AND STRATEGIC PRIORITIES